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                         BANYAN MORTGAGE INVESTMENT FUND
                                     [Logo]






FOR IMMEDIATE RELEASE

           BANYAN STOCKHOLDERS FAVOR MERGER--NEW MERGED COMPANY NAMED
                             LEGEND PROPERTIES, INC.

     Chicago, IL -- December 31, 1996 -- At its annual stockholders meeting held by Banyan Mortgage Investment Fund ("Banyan") on December 27, 1996, the merger of RGI U.S. Holdings, Inc. with and into Banyan was approved. The stockholders also approved a 25:1 reverse stock split and adopted an amended and restated Certificate of Incorporation.

     Mr. Walter E. Auch, Sr., Mr. Olav Revhaug and Mr. Fred E. Welker, III were elected to the Board of Directors. Other members of the board not standing for election are: Mr. Robert M. Ungerleider and Mr. Kenneth L. Uptain.

     Banyan will cease trading on the New York Stock Exchange at the end of trading December 31, 1996. The newly merged company will be named Legend Properties, inc. ("Legend") and will open for trading on the Nasdaq Small Cap Market on Thursday, January 2, 1997 under the symbol "LPRO."

     Mr. Uptain will assume the role of CEO and President for Legend. Corporate management for Legend will be located at U.S. Bank Centre, 1420 Fifth Avenue, 42nd Floor, Seattle, Washington 98101-2333. Project management for Legend will be located at each property site (Virginia, Maryland, and Florida). With the completion of the merger, Legend's management intends to actively develop the residential and commercial properties within its portfolio.

     For additional information contact:   Kenneth Uptain   (206) 464-0200
                                                            (206) 448-0404 (fax)


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